767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

Wildfire New PubCo, Inc.

386 Park Avenue South, FL 20

New York, NY 10016

VIA EDGAR

November 7, 2022

Brian Fetterolf & Mara Ransom

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Wildfire New PubCo, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 23, 2022

File No. 333-266840

Dear Mr. Fetterolf & Ms. Ransom:

On behalf of Wildfire New PubCo, Inc. (the “Company”), please find a response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 21, 2022 (the “Comment Letter”) with regard to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-266840) filed by the Company on September 23, 2022 (the “Registration Statement”). The responses are based on information provided to us by the Company. Amendment No. 2 also includes other changes that are intended to update and clarify the information contained therein. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold are the comments contained in the Staff’s Comment Letter pertaining to the Registration Statement. Immediately below each of the Staff’s comments is the Company’s response to that comment. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter.

The Company is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 2”). Captions and page references herein correspond to those set forth in Amendment No. 2.

Mr. Fetterolf & Ms. Ransom

November 7, 2022

Amendment No. 1 to Registration Statement on Form S-4 filed September 23, 2022

Summary of the Proxy Statement/Prospectus, page 1

1.	We note your response to comment 5, as well as your revised disclosure. In connection therewith:

•

Please revise your discussion of Mountain Air to explain why you have historically utilized a variable interest entity to operate aircrafts but do not plan to do so following closing. In this regard, we note that your discussion of your other variable interest entity, Northern Fire, addresses the reasons for utilizing such a structure, but your discussion of Mountain Air does not provide comparable disclosure for shareholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of Amendment No. 2 to add the disclosure requested by your comment.

•

We note that your pre-closing structure chart on page 1 indicates that Bridger will wholly-own Mountain Air prior to closing. As your disclosure on page 4 states that “Mountain Air will become a wholly-owned subsidiary of Bridger on or prior to Closing,” please revise the pre-closing structure chart (e.g., by footnote) to clarify that Mountain Air is and will continue to be owned by Timothy Sheehy and an entity affiliated with Matthew Sheehy up until the agreed-upon transfer to occur at or prior to closing. In this regard, it should be clear to shareholders that Mountain Air is not currently and will not be a wholly-owned subsidiary of Bridger prior to such transfer.

The Company respectfully advises the Staff that on November 7 Bridger acquired all the outstanding equity interests of Mountain Air. As such, Mountain Air is now a wholly-owned subsidiary, and the pre-closing chart now reflects the current organizational structure of Bridger.

“On July 29, 2022 J.P. Morgan Securities notified JCIC that . . . “, page 34

2.

We note your response to comment 30 that “J.P. Morgan Securities did not provide the Company with the reasons for the fee waiver other than to note the lack of participation in any respect of the Business Combination.” Please revise to include this in your risk factor disclosure, and also disclose whether JCIC further sought out the reasons why J.P. Morgan Securities was waiving deferred fees, despite already completing their services.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 34 of Amendment No. 2 to add the disclosure requested by your comment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 92

3.

We note that you previously made an adjustment to reflect the interest expense related to the Bridger Series C Preferred shares. Please tell us why you do not make a similar adjustment to reflect the interest expense related to the New Bridger Series A Preferred shares.

Mr. Fetterolf & Ms. Ransom

November 7, 2022

The Company respectfully advises the staff that the adjusting journal entry for the interest expense associated with New Bridger Series A Preferred Stock should not have been previously included in reflecting the expected temporary equity classification of New Bridger Series A Preferred Stock upon the Closing. The New Bridger Series A Preferred Stock are to be issued at the surrender and exchange of Bridger Series C Preferred Shares, which were not yet issued during the prior historical financial statement periods presented and thus the Company was still assessing the expected accounting treatment for the financial instrument. In the six months ended June 30, 2022, the Company issued Bridger Series C Preferred Shares and classified the financial instrument as temporary equity as per ASC 480-10-S99-3A with interest expense recognized in accumulated other comprehensive income in the historical unaudited condensed financial statements of Bridger. Given the New Bridger Series A Preferred Stock are expected to have terms and features identical to the terms and features of Bridger Series C Preferred Shares, the Company expects the accounting treatment of New Bridger Series A Preferred Stock to remain consistent as temporary equity classified financial instrument and should not recognize the corresponding interest expense in the unaudited pro forma condensed combined statement of operations.

Background of the Business Combination, page 126

4.

We note your response to comment 15, as well as your revised disclosure that “J.P. Morgan Securities’ underwriting business and J.P. Morgan Strategic Situations are operated as separate business units.” Please tell us which overarching business division each of these units reside in, and provide us with your assessment of whether any financial interests overlap between the two business units. In connection therewith, please discuss JPMorgan Chase Funding Inc.’s relationship with these entities, as footnote (15) on page 260 indicates that such entity holds the shares issued in connection with J.P. Morgan Strategic Situations’ investment in Bridger on April 25, 2022, and also address whether each of J.P. Morgan Securities and J.P. Morgan Strategic Situations are wholly-owned by publicly traded JPMorgan Chase & Co. To the extent that JPMorgan Chase & Co. would have benefited from J.P. Morgan Strategic Situations’ investment as a result of such additional financing increasing the likelihood that J.P. Morgan Securities would have received its deferred underwriting fee, please revise your risk factors to highlight such interest to JCIC’s public shareholders.

The Company respectfully advises the Staff that “JPMorgan Strategic Situations” is a business unit within the “Markets” business line within JPMorgan’s Investment Bank that is responsible for making and managing certain JPMorgan loans and debt and equity investments. Review and approval of JPMorgan Strategic Situations’ activities occurs within Markets. JPMorgan Strategic Situations is not itself a legal entity and utilizes various subsidiaries of JPMorgan Chase & Co. to make its investments. JPMorgan Strategic Situations’ investment in the preferred equity of Bridger was made utilizing JPMorgan Chase Funding Inc. “Equity Capital Markets” is a business unit within the “Banking” business line within JPMorgan’s Investment Bank that is responsible for the equity underwriting activities of JPMorgan. Review and approval of Equity Capital Markets’ underwriting activities occurs within Banking. J.P. Morgan Securities LLC was the legal entity that acted as an underwriter for JCIC’s IPO.    Both JPMorgan Chase Funding Inc. and J.P. Morgan Securities LLC are wholly owned subsidiaries of JPMorgan Chase & Co. JPMorgan Strategic Situations’ investment in the preferred equity of Bridger did not increase the likelihood that Equity Capital Markets would receive its deferred underwriting fee. Equity Capital Markets’ waiver of its entitlement to such fee was independent of and unrelated to JPMorgan Strategic Situations’ preferred equity investment.

Mr. Fetterolf & Ms. Ransom

November 7, 2022

5.

We also note your revised disclosure that “J.P. Morgan Strategic Situations’ involvement in such discussions was limited to its proposed investment in Bridger and did not involve the potential business combination with JCIC, and JCIC’s involvement in such discussions was limited to a proposed business combination.” As your disclosure also states that J.P. Morgan Strategic Situations made the initial introduction between Bridger and JCIC, please provide a more complete discussion of J.P. Morgan Strategic Situations’ reasons for such introduction given that their subsequent involvement in discussions did not involve the proposed business combination with JCIC. In connection therewith, please disclose whether J.P. Morgan Strategic Situations introduced Bridger to any additional potential buyers and/or JCIC to any additional potential targets.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125 of Amendment No. 2 to add the disclosure requested by your comment.

6.

We note your response to comment 17, as well as your revised disclosure. Please elaborate on the mid-point of a range of EBITDA multiples, including disclosing the midpoint multiple used as well as a discussion of the basis for which JCIC selected such value (e.g., if it was based on a comparable company analysis, and if so, who performed such analysis).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127 of Amendment No. 2 to add the disclosure requested by your comment.

7.

We note your response to comment 21, as well as your revised disclosure that “[t]he purpose of the Series 2022 Bond Offering was to provide Bridger with the resources to . . . acquire additional capital assets, including two additional airplane hangars and additional aircraft . . . .” We also note the Business Wire press release, dated August 11, 2022, stating that the bond proceeds would assist with “the acquisition of four new SuperScooper firefighting aircrafts.” Please revise your disclosure to discuss whether you used or intend to use the bond offering proceeds to acquire SuperScooper aircrafts, to provide shareholders with additional context regarding Bridger’s business and JCIC’s related evaluation of the proposed transaction.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 133 of Amendment No. 2 to add the disclosure requested by your comment.

8.

We note your response to comment 27, as well as your revised disclosure that “[i]n evaluating potential businesses and assets to acquire, JCIC and the Sponsor surveyed the landscape of potential acquisition opportunities based on their knowledge of, and familiarity with, the M&A marketplace and in consultation with UBS Securities LLC . . . and J.P. Morgan Securities LLC . . . .” Please revise to provide a complete description of J.P. Morgan Securities’ role following the closing of the IPO. In this regard, while your revised disclosure discusses JCIC’s calls with UBS, your disclosure does not elaborate on the consultation services that J.P. Morgan Securities provided in connection with the business combination.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 124 of Amendment No. 2 to add the disclosure requested by your comment.

Mr. Fetterolf & Ms. Ransom

November 7, 2022

Projected Financial Information, page 138

9.

We note your response to comment 31, as well as your revised disclosure that the projections were prepared in December 2021. Please disclose the date of preparation to provide shareholders with a complete picture of the projections and the circumstances and/or events that they take into account.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 137-143 of Amendment No. 2 to include updated projections as well as the corresponding date of preparation for such projections to add the disclosure requested by your comment.

Guideline Public Company Method, page 145

10.

We note your response to comment 38, as well as your revised disclosure that “[t]he low end of the FY 2022 multiple range of 20.0x to 23.0x was slightly above the low end of the GPCs multiple (19.1x).” Please revise to disclose that the range was slightly above the low end of the GPCs median multiple of 19.1x, if true, to provide additional clarity for shareholders. Please also elaborate on the basis for which Vantage Point accounted for Bridger’s higher growth rate in 2022 but not in 2023. In this regard, we note that the projections provided to Vantage Point anticipate high growth in not only 2022 but also 2023. To the extent that the “risks in Bridger achieving higher growth” are primarily present in 2023 as opposed to 2022, please revise to elaborate on such risks and the reasons for using a multiple range below the 2023 GPC median as opposed to maintaining a multiple range above the GPC median, as they did with the 2022 range. (Emphasis added with respect to all underlined language).

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147 of Amendment No. 2 to add the disclosure requested by your comment.

Shareholder Proposal No. 2 -The Merger Proposal, page 159

11.

We note your response to comment 39, as well as your revised disclosure that the business combination proposal requires an ordinary resolution under Cayman Islands law whereas the merger proposal requires a special resolution. Please provide us with your analysis as to the distinction between the two proposals and why two resolutions are required, each with a different voting threshold. In this regard, it appears that both resolutions pertain to the approval and ratification of the merger agreement and the related transactions.

The Company respectfully acknowledges the Staff’s comment. As a matter of Cayman Islands law, the merger must be approved by special resolution, as reflected in Article 48 of JCIC’s Memorandum and Articles of Association. Further, it is a requirement of the Company Act (As Revised) of the Cayman Islands, that the Plan of Merger be approved by special resolution. A special resolution has a higher voting threshold as well as specific filing requirements under Cayman Islands law. The Business Combination, as defined in JCIC’s Memorandum and Articles of Association, requires approval by Ordinary Resolution, as described in Article 49.4 of JCIC’s Memorandum and Articles of Association. In order to be fully compliant with Cayman Islands law, separate resolutions are required.

Material U.S. Federal Income Tax Consequences, page 181

12.

We note your response to comment 40, as well as your revised disclosure that “[t]he statements of law and legal conclusions set forth in the following discussion, “—The Second Merger,” constitute the opinion of Weil, Gotshal & Manges LLP . . . .” As such opinion should also address the consequences to shareholders in connection with the Second Merger, please

Mr. Fetterolf & Ms. Ransom

November 7, 2022

revise your disclosure to clarify that the opinion covers the discussions under the subsequent sub-headings “U.S. Holders Exchanging JCIC Ordinary Shares for New Bridger Common Stock in the Second Merger,” “ U.S. Holders Exchanging JCIC Public Warrants in the Second Merger” and “Non-U.S. Holders—The Second Merger.” Please also include a risk factor discussing the uncertainty pertaining to whether the Second Merger will qualify as a tax-deferred reorganization under Section 368(a) of the Code.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 47, 185 and 186 of Amendment No. 2 to add the disclosure requested by your comment.

Information About Bridger, page 211

13.

We note your response to comment 41, as well as your revised disclosure citing to sources such as the National Interagency Coordination Center, the NIFC, the USFS, the EPA, Climate Central and NCEI. In each market and/or industry statement in which you rely on a source, please revise to disclose the year and particular article, report or study supporting the disclosure, or alternatively provide a separate market and industry section disclosing such details, to provide shareholders with a more complete picture of your industry and market.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 214 and 219-220 of Amendment No. 2 to add the disclosure requested by your comment.

14.

We note your response to comment 44, as well as your revised disclosure that “[t]he term of the Exclusive Use Light Fixed Wing Contract is for a period of one year, with the option to extend the Exclusive Use Light Fixed Wing Contract for four additional periods of one year each.” As such contract was dated May 15, 2019, it appears that the initial term expired. Please revise your disclosure to clarify that the parties exercised their option to extend the term, if true.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 222 of Amendment No. 2 to add the disclosure requested by your comment.

Bridger’s Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 224

15.

We note your disclosure that “Bridger is an industry leader . . . based on operating one of the largest domestic fleets dedicated to aerial firefighting, customer feedback, and technological innovation demonstrated by the FireTrac app.” Please revise to clarify that this statement regarding industry position and size of your fleet is according to Bridger’s belief, if true, or alternatively attribute your market statement to a third-party source. In this regard, your disclosure on page 218 indicates that FireTrac is your app and was launched in April 2022. To the extent that you continue to rely on your FireTrac app here, please also revise to clarify that this is Bridger’s app, so as to provide additional context to shareholders.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 228 of Amendment No. 2 to add the disclosure requested by your comment.

Mr. Fetterolf & Ms. Ransom

November 7, 2022

16.

We note your response to comment 46, as well as your revised disclosure that “the impact of the outbreak of COVID 19 delayed the delivery of our aircraft and the support related to their deployment while on contract.” Please revise to discuss such delay(s) in more particular detail. For example, it appears that you experienced delays in both 2020 and 2021 pursuant to your disclosure on page 226, and your disclosure on page 82 also discusses certain delays due to pandemic-related restrictions on the carding and registration process for your Viking Air aircrafts. Last, to the extent that the delay in the delivery of Bridger’s fifth Super Scooper in 2022 was due to the global macroeconomic factors discussed here, please disclose as such.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 231 of Amendment No. 2 to add the disclosure requested by your comment.

Mr. Fetterolf & Ms. Ransom

November 7, 2022

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the undersigned at (212) 310-8891.

Sincerely,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen
Weil, Gotshal & Manges LLP

cc: Robert F. Savage, President, Wildfire New PubCo, Inc.